                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 F O R M   6 - K


[X] Pursuant to Rule 13a-16 or 15d-16 of the SECURITIES EXCHANGE ACT OF 1934 For the nine month period ended September 30, 1997.





                                  GOLDCORP INC.
          -----------------------------------------------------------
             (Exact name of registrant as specified in its charter)



                         COMMISSION FILE NUMBER 1-12970




               PROVINCE OF ONTARIO                          98770100
-----------------------------------------------     ----------------------
(State of other jurisdiction of incorporation          (I.R.S. Employer
          or organization)                             Identification No.)



                        SUITE 2700, 145 KING STREET WEST
                        TORONTO, ONTARIO, CANADA M5H 1J9

                                 (416) 865-0326
              (Registrant's telephone number, including area code)


Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                    Form 20 - F [   ]   Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-(b) under the Securities Exchange Act of 1934.


                    Yes [   ] No [ X ]

Goldcorp Inc. - 1997 Third Quarter Results                           Page 2
---------------------------------------------------------------------------

GOLDCORP INC.
---------------------------------------------------------------------------
WWW.GOLDCORP.COM                                            Suite 2700
                                                       145 King Street West
                                                         Toronto, Ontario
                                                         Canada, M5H 1J8
                                  NEWS RELEASE              Telephone
                                                          (416) 865-0326
                                                            Facsimile
                                                          (416) 361-5741

Toronto, Canada
November 12, 1997


                           1997  THIRD QUARTER RESULTS

(ALL AMOUNTS IN THIS NEWS RELEASE ARE EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE INDICATED.)


OVERVIEW

At the Red Lake Mine, exploration has continued at an accelerated pace. There are currently 10 drill rigs operating at various levels. Infill drilling within the high grade zones between the 30 and 34 levels continues to provide strong assay values and widths, confirming the continuity of the structure and the grade.

Goldcorp has received a prefeasibility study from Dynatec Corporation, an independent mining engineering firm, reviewing Goldcorp's production plans at the Red Lake Mine. The study contemplates increasing annual gold production from 53,000 ounces in 1995 at $339 cash production cost per ounce to 200,000 ounces at $180 cash production cost per ounce. The total capital and development costs will be approximately $115 million. Several financing alternatives are being considered to raise these funds with particular preference for minimum shareholder dilution.

At the Wharf Mine, Goldcorp has completed the acquisition of all of the surface rights at the Clinton Project. Pincock, Allen & Holt, Inc., an independent mining engineering firm, has been retained to prepare a final feasibility study for the development of the Clinton Project.

The industrial mineral operations continue to make a strong contribution to Goldcorp's overall financial and operating results.

Goldcorp Inc. - 1997 Third Quarter Results                           Page 3
---------------------------------------------------------------------------

FINANCIAL RESULTS

                                         Three months ended   Nine months ended
                                              September 30,       September 30,
                                             1997      1996      1997      1996
                                        ---------  --------  --------  --------
                                      (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER
                                              SHARE AND PER OUNCE AMOUNTS)


Revenues                                $   16.7  $  18.1   $  46.8   $   62.5
Earnings (loss)                              1.4     (0.04)    (2.0)       8.1
Earnings (loss) per share
(fully diluted)                              0.02     ---      (0.03)      0.12
Cash flow  from operations                   6.9      6.3       3.7       15.4
Cash flow  from operations
      per share (fully diluted)              0.10     0.09      0.05       0.23
Gold sales (OUNCES)                        29,500   35,243    75,900    117,381
Average realized gold price per ounce         325      369       336        380


LIQUIDITY AND CAPITAL RESOURCES

                                        As at             As at
                                 September 30,     December 31,
                                          1997             1996
                                 -------------  ---------------
                                 (IN MILLIONS OF  U.S. DOLLARS,
                                        EXCEPT RATIOS)

Cash and short-term investments    $    23.2      $ 30.0
Marketable securities
   -book value                          21.5        26.6
   -market value                        20.5        40.0
Working capital                         39.3        43.7
Total debt                               0.2         7.2

Goldcorp realized pre-tax gains of $3.1 million on the sale of marketable securities ($1.7 million after-tax). During the third quarter, Goldcorp's portfolio of marketable securities recovered $3.6 million of their second quarter decline in market value. For the nine months ended September 30, 1997, the net provision recorded for the decline in the market value of the marketable securities was $1.0 million, compared to $4.6 million recorded in the previous quarter. These holdings remain available sources of additional capital for future mine expansion and joint venture opportunities.

Goldcorp Inc. - 1997 Third Quarter Results                           Page 4
---------------------------------------------------------------------------

GOLD MINING OPERATIONS - RED LAKE MINE AND WHARF MINE


                                     Three months ended    Nine months ended
                                          September 30,       September  30,
                                         1997      1996       1997      1996
                                     ---------  -------   --------  ---------
                                            (IN MILLION OF U.S. DOLLARS,
                                              EXCEPT PER OUNCE AMOUNTS)

Operating loss                       $  (2.4)    $ (1.0)    $  (6.0)   $ (5.0)
Operating cash flow                      0.3        1.3         1.1       7.1
Gold production (OUNCES)              28,362     37,500      76,792   117,701
Average operating cost per ounce
     Cash production cost                228        228         235       287
     Royalties and severance taxes        20         30          18        20
     Non-cash costs                       91         46          88        61
                                     -------     ------     -------   -------
    Total operating cost                 339        304         341       368
                                     -------     ------     -------   -------
                                     -------     ------     -------   -------

The improvement in the average cash production cost per ounce during the nine months ended September 30, 1997 was due to the Wharf Mine, as well as the lack of high cost production at both the Red Lake and Golden Reward mines.

The factors contributing to the higher operating loss incurred from gold mining operations during the third quarter and the nine months ended September 30, 1997, compared to the same periods a year ago, were a lower realized gold price and ongoing operating costs at the Red Lake Mine during the labour-related suspension of production.

RED LAKE MINE

The exploration program at the Red Lake Mine has continued to expand and extend to depth the high grade zones and the parallel sulphide zones. The structures hosting the high grade and the sulphide zones have been encountered over a vertical distance of 1,900 and 2,300 feet, respectively. In addition, drilling above the high grade zones has identified three new exploration areas. These areas are in close proximity to existing mine workings and infrastructure, which will expedite future exploration, development and mining.

A newly identified gold zone, centred in the 24 level and located in the footwall of the main sulphide zone, has been extended. Further testing of this zone is in progress. As well, widely spaced drilling in the upper levels of the mine indicates the existence of three potential sulphide zones.

During the nine months ended September 30, 1997, there were 283 holes drilled totalling 192,300 feet. Since this exploration program commenced in February 1995, there have been 827 holes drilled totalling 529,000 feet. Also, 40,220 feet of exploration drifts have been advanced in order to gain access to exploration targets. Goldcorp has incurred approximately $19 million in exploration and development costs.

In 1998, a circular access ramp will be driven from the 30 level to the 34 level to open new ground for continued exploration and for definition drilling of the high grade zones in preparation for mine development.

Goldcorp Inc. - 1997 Third Quarter Results                           Page 5
---------------------------------------------------------------------------

Gold production at the mine was interrupted by a labour strike on June 23, 1996. This situation remains unresolved. During the strike, we have continued the services of contract exploration drillers, development miners plus the mine staff to advance this project. In order to expand and accelerate the current exploration and development plans, additional skilled personnel and accommodation are required. The capacity of the on-site camp accommodation facilities will be increased from 70 to 150 persons.

Traditionally, labour disputes and strikes are viewed as being very negative for all parties involved. This situation has meant additional costs and dislocation for the Company and its employees. However, during the labour disruption, the Company has been able to expand its exploration efforts which have resulted in a significant increase of the gold resources to in excess of two million ounces. Also, safety performance at the mine has improved measurably compared to the record before the strike. In addition, the current deployment of human and capital resources has become more efficient as a result of moving from a five to seven day work week and, recently, from an extension of the work day underground from eight to ten hours per shift.

We are hopeful that a resolution of the strike can be reached in the near future.

Based upon the Dynatec prefeasibility study, Goldcorp is considering sinking a new shaft to a depth of 7,500 feet and constructing new surface facilities, including a 1,250 ton per day mill complex. Preparation for the proposed new shaft and the plant surface area has recently commenced. These new facilities will allow gold production at an annual rate of 200,000 ounces at a cash production cost of approximately $180 per ounce.

The total capital and development costs will be approximately $115 million. Project construction and development will take two years to complete.

WHARF MINE

The decrease in gold production during the third quarter, compared to a year ago, was due to the delayed unloading of spent ore from a leach pad.

The increase in the cash production cost per ounce for the third quarter of 1997, compared to a year ago, was due to lower gold production. The decrease in the cash production cost per ounce for the nine months ended September 30, 1997 compared to a year ago, was due to a higher grade of ore leached, as well as not being affected by the write-off of 4,393 ounces or $1.3 million from one of the leach pads recorded in the second quarter of 1996. The increase in non-cash costs per ounce for both the third quarter and the nine months ended September 30, 1997, compared to a year ago, was due to the acquisition of the remaining minority interest in Wharf Resources Ltd. in December 1996, and the resulting amortization of the purchase price discrepancy arising from that transaction. Reference is made to the "Production Statistics" table on page 7.

The annual production target at the Wharf Mine for 1997 is 104,000 ounces at a cash production cost of $237 per ounce for a total operating cost of $341 per ounce.

Goldcorp Inc. - 1997 Third Quarter Results                           Page 6
---------------------------------------------------------------------------

INDUSTRIAL MINERAL OPERATIONS - SASKATCHEWAN MINERALS AND HAVELOCK LIME

                           Three months ended       Nine months ended
                                September 30,           September 30,
                               1997      1996       1997         1996
                         ---------  ---------  ----------  ----------
                                   (IN MILLIONS OF  U.S. DOLLARS)

Revenues                  $   6.9   $   6.5     $  21.1       $  19.2
Operating profit              1.3       2.1         5.9           5.8
Operating cash flow           1.7       2.5         6.9           6.8

An increase in revenues from sales of sodium sulphate by Saskatchewan Minerals due to strong market conditions have resulted in improved operating results for the nine months ended September 30, 1997, compared to a year ago. Operating results in the third quarter of 1997, compared to a year ago, were adversely affected by increased costs at Saskatchewan Minerals arising from severe weather conditions in the spring.

Revenues and operating results at Havelock Lime for the nine months ended September 30, 1997 compared to a year ago, remained strong.


OTHER DEVELOPMENTS

Goldcorp moved to increase its property holdings in the high grade Red Lake mining district, when it announced a take-over bid for the minority interest of Wilanour Resources Limited. On November 11th, Goldcorp announced that the terms of the take-over bid had been amended to remove the cash alternative of the bid. The terms of the amended take-over bid provide that Wilanour shareholders will receive 1 Goldcorp unit for every 6 common shares held.
The Goldcorp unit consists of 1 Goldcorp Class A Subordinate Voting Share and 1 Goldcorp Class A share purchase warrant. The share purchase warrant will have a term of 18 months and an exercise price of $10.00.

Gold production at the Golden Reward Mine has been suspended since June 1996. The mine continues to be on a care and maintenance basis. A deep drilling exploration program is contemplated on the property in 1998. Most of the equipment at the Golden Reward Mine was sold, with Goldcorp's share of the proceeds being approximately $1.1 million. Behre Dolbear & Company Inc., an independent mining consultant, has been commissioned to prepare a mine reclamation plan.

During September, Rolando C. Francisco returned to Goldcorp as President and a Director. He is responsible for the financial and operational affairs of the Company.

In October 1997, Hugh R. Snyder resigned as a Director in order to pursue other business interests. We are thankful for his insightful contributions and we wish him much success in his future endeavours.

Goldcorp Inc. - 1997 Third Quarter Results                           Page 7
---------------------------------------------------------------------------

On November 2, 1997, Douglas A. Sloan, a Director, passed away after a brief illness. Robert R. McEwen, the Chairman and Chief Executive Officer of Goldcorp, said "We will deeply miss Doug on both a professional and personal level. He was a well-respected colleague and a friend. Our sincerest condolences go out to his family".

Both Hugh Snyder and Doug Sloan served well the interests of Goldcorp shareholders.


FINANCIAL AND STATISTICAL INFORMATION

Attached are the Production Statistics and the Consolidated Financial Statements of Goldcorp Inc. for the three and nine months ended September 30, 1997.

For further information, please contact:

Rolando C. Francisco
President

(416) 865-0326

email:  info@goldcorp.com
website:  www.goldcorp.com

Stock Symbols:
TSE, ME  ("G.A"; "G.B")
NYSE  ("GG.A"; "GG.B")
                              -30-

Goldcorp Inc. - 1997 Third Quarter Results                           Page 8
---------------------------------------------------------------------------

PRODUCTION STATISTICS

                                                   Three months ended     Nine months ended
                                                        September 30,          September 30,
                                                       1997      1996         1997      1996
                                                   --------  --------    ---------  --------
RED LAKE MINE PRODUCTION STATISTICS
     Tons of ore milled (000S)                                                            94
     Average mill head grade (OUNCES PER TON)                                          0.305
     Average recovery rate (%)                                                         84.57
     Gold production (OUNCES)                                                         24,178
     Operating cost per ounce (US $)
          Cash production cost                     $          $           $          $   359
          Non-cash costs                                                                  33
                                                   -------   ---------   --------   --------
     Total operating cost                          $          $           $          $   392
                                                   -------   ---------   --------   --------
                                                   -------   ---------   --------   --------

WHARF MINE PRODUCTION STATISTICS
     Tons of ore mined (000S)                        1,387      1,032       3,395      3,058
     Tons of waste removed (000S)                    1,688      2,057       4,238      5,718
     Ratio of waste to ore                          1.22:1     1.99:1      1.25:1     1.87:1
     Tons of ore processed (000S)                    1,281      1,328       3,335      3,390
     Average grade of gold
        processed (OUNCES PER TON)                   0.029      0.029       0.030      0.028
     Gold production (OUNCES)                       28,362     35,633      76,792     80,987
     Operating cost per ounce (US$)
          Cash production cost                    $    228    $   211     $   235    $   245
          Royalties and severance taxes                 20         31          18         27
          Non-cash costs                                91         49          88         63
                                                  --------    -------     -------    -------
Total operating cost                              $    339     $  291     $   341     $  335
                                                  --------    -------     -------    -------
                                                  --------    -------     -------    -------

GOLDEN REWARD MINE PRODUCTION STATISTICS (100%)
     Tons of ore mined (000S)                                      16                    665
     Tons of waste removed (000S)                                                      2,703
     Ratio of waste to ore                                                            4.06:1
     Tons of ore processed (000S)                                  43                    745
     Average grade of gold processed (OUNCES PER TON)           0.073                  0.037
     Gold production (OUNCES)
          -100%                                                 3,112                 20,894
          -Goldcorp's 60% share                                 1,867                 12,536
     Goldcorp's proportionate operating cost
          per ounce (US$)
          Cash production cost                   $           $    485    $           $   399
          Royalties and severance taxes                             8                     12
          Non-cash costs                                                                 105
                                                 ---------   --------    -------     -------
          Total operating cost                   $           $    493    $           $   516
                                                 ---------   --------    -------     -------
                                                 ---------   --------    -------     -------
CONSOLIDATED PRODUCTION STATISTICS
     Total gold production (OUNCES)                 28,362     38,745     76,792     126,059
                                                 ---------   --------    -------     -------
                                                 ---------   --------    -------     -------
     Goldcorp's consolidated share (OUNCES)         28,362     37,500     76,792     117,701
                                                 ---------   --------    -------     -------
                                                 ---------   --------    -------     -------
     Average operating cost per ounce (US$)
          Cash production cost                  $      228   $    228     $  235    $    287
          Royalties and severance taxes                 20         30         18          20
          Non-cash costs                                91         46         88          61
                                                 ---------   --------    -------     -------
          Total operating cost                  $      339   $    304     $  341     $   368
                                                 ---------   --------    -------     -------
                                                 ---------   --------    -------     -------

Goldcorp Inc. - 1997 Third Quarter Results                           Page 8
---------------------------------------------------------------------------


CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF UNITED STATES DOLLARS)
                                                   As at              As at
                                            September 30,      December 31,
                                                    1997               1996
                                            ------------       ------------
ASSETS

CURRENT ASSETS
     Cash and short-term investments         $    23,221       $     30,007
     Gold bullion inventory                          794                714
     Accounts receivable                           7,207              9,960
     Marketable securities                        20,533             26,607
     Inventories                                   8,899              8,079
     Prepaid expenses and other                      804              1,012
                                             -----------       ------------
                                                  61,458             76,379

MINING INTERESTS, NET                            151,185            146,926
DEPOSITS FOR RECLAMATION COSTS                     3,446              3,520
OTHER ASSETS                                       3,028              2,459
                                             -----------       ------------
                                             $   219,117       $    229,284
                                             -----------       ------------
                                             -----------       ------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable and accrued liabilities $   14,188       $     14,357
     Taxes payable                                 7,811             11,203
     Current portion of long-term debt               190              7,128
                                             -----------       ------------
                                                  22,189             32,688
                                             -----------       ------------
LONG-TERM DEBT                                        19                 60
                                             -----------       ------------
PROVISION FOR RECLAMATION COSTS
     AND OTHER LIABILITIES                         4,011              4,080
                                             -----------       ------------
DEFERRED INCOME TAXES                              9,816              7,179
                                             -----------       ------------

SHAREHOLDERS' EQUITY
     Capital stock                                81,732             81,299
     Contributed surplus                          76,068             76,223
     Cumulative translation adjustment             3,697              4,212
     Retained earnings                            21,585             23,543
                                             -----------       ------------
                                                 183,082            185,277
                                             -----------       ------------
                                             $   219,117       $    229,284
                                             -----------       ------------
                                             -----------       ------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Goldcorp Inc. - 1997 Third Quarter Results                          Page 10
---------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF EARNINGS
(IN THOUSANDS OF  UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                         Three months ended             Nine months ended
                                                              September 30,                  September 30,
                                                        1997           1996           1997           1996
                                                  ----------     ----------     ----------     ----------
Revenues
     Gold bullion                                 $    9,748     $   11,604     $   25,637     $   43,282
     Industrial minerals                               6,957          6,504         21,116         19,183
                                                  ----------     ----------     ----------     ----------
                                                      16,705         18,108         46,753         62,465
                                                  ----------     ----------     ----------     ----------
Expenses
     Operating                                        14,762         14,757         38,998         49,974
     Corporate administration                            866          1,066          2,727          2,916
     Depreciation and depletion                        3,071          2,135          7,934          8,472
     Exploration                                          61            104            148            282
     Writedown of Golden Reward Mine                                                                3,107
                                                  ----------     ----------     ----------     ----------
                                                      18,760         18,062         49,807         64,751
                                                  ----------     ----------     ----------     ----------
Earnings (loss) from operations                       (2,055)            46         (3,054)        (2,286)
                                                  ----------     ----------     ----------     ----------

Other income (expense)
     Interest and other income                           398            823          1,556          2,443
     Gain (loss) on marketable securities             (1,024)           117          3,098         16,432
     Decrease (increase) in provision for decline
          in marketable securities                     3,666                          (952)
     Interest expense
          Long-term debt                                  (7)          (151)          (158)          (606)
          Other                                           (5)            (5)           (13)           (14)
                                                  ----------      ---------      ---------      ---------
                                                       3,028            784          3,531         18,255
                                                  ----------      ---------      ---------      ---------

Earnings before taxes
     and minority interest                               973            830            477         15,969
Income and mining taxes (recovery)                      (470)           (76)         2,435          8,407
                                                  ----------      ---------      ---------       --------
Earnings (loss) before minority interest               1,443            906         (1,958)         7,562
Minority interest                                                      (947)                          498
                                                  ----------      ---------      ---------       --------
Earnings (loss) for the period                    $    1,443     $      (41)    $   (1,958)    $    8,060
                                                  ----------     ----------     ----------     ----------
                                                  ----------     ----------     ----------     ----------
Earnings (loss) per share
     Basic                                        $     0.02     $  ---         $    (0.03)    $     0.13
                                                  ----------     ----------     ----------     ----------
                                                  ----------     ----------     ----------     ----------
     Fully diluted                                $     0.02     $  ---         $    (0.03)    $     0.12
                                                  ----------     ----------     ----------     ----------
                                                  ----------     ----------     ----------     ----------
Weighted average number of shares
     outstanding (000's)
     Basic                                            68,365         63,300         68,348         63,145
                                                  ----------     ----------     ----------     ----------
                                                  ----------     ----------     ----------     ----------
     Fully diluted                                    73,291         67,318         73,001         67,092
                                                  ----------     ----------     ----------     ----------
                                                  ----------     ----------     ----------     ----------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Goldcorp Inc. - 1997 Third Quarter Results                          Page 11
---------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF UNITED STATES DOLLARS)

                                                                        Three months ended                    Nine months ended
                                                                              September 30,                       September 30,
                                                                    1997               1996              1997              1996
                                                            ------------       ------------        ----------     -------------
Cash provided by (used in)
Operating activities
   Earnings (loss) for the period                           $      1,443        $       (41)       $   (1,958)     $      8,060
   Items not affecting cash
      Depreciation, depletion and amortization                     3,053              2,731             8,194             9,819
      Writedown of Golden Reward Mine                                                                                     3,107
      Loss (gain) on marketable securities,
         net of tax provision                                        567                (65)           (1,716)           (9,149)
      Increase (decrease) in provision for
         decline in marketable securities                         (3,666)                                 952
      Deferred income taxes                                        1,079                389             2,700             1,175
      Minority interest                                                                 947                                (498)
      Other                                                          114               (156)               39               (16)
                                                           -------------        -----------       -----------        ----------
                                                                   2,590              3,805             8,211            12,498
   Change in non-cash operating
      working capital                                              4,263              2,516            (4,553)            2,855
                                                           -------------       ------------       -----------        ----------
Net cash provided by
      operating activities                                         6,853              6,321             3,658            15,353
                                                           -------------       ------------       -----------        ----------
Investing activities
   Mining interests                                               (4,403)            (2,156)          (12,684)           (7,338)
   Purchases of marketable securities                             (7,293)           (13,942)          (12,397)          (21,742)
   Proceeds from sale of  marketable securities                    3,981              2,197            23,610            41,270
   Taxes paid on sale of marketable
      securities, prior year                                           7                               (2,143)
   Purchases of other assets                                                                              (29)
   Other                                                              97               (321)               74              (955)
                                                           -------------       ------------       -----------        ----------
Net cash provided by (used in)
   investing activities                                           (7,611)           (14,222)           (3,569)           11,235
                                                           -------------       ------------       -----------        ----------
Financing activities
   Repayment of long-term debt                                    (1,452)            (2,826)           (7,110)           (7,318)
   Issue of capital stock, net                                       132                273               278               963
   Dividends paid to minority shareholders                                                                                 (477)
                                                           -------------       ------------       -----------        ----------
Net cash used in financing activities                             (1,320)            (2,553)           (6,832)           (6,832)
                                                           -------------       ------------       -----------        ----------
Effect of exchange rate changes on cash                               25                (50)              (43)              (55)
                                                           -------------       ------------       -----------        ----------
Increase (decrease) in cash and
   short-term investments                                         (2,053)           (10,504)           (6,786)           19,701
Cash and short-term investments
   at beginning of period                                         25,274             70,603            30,007            40,398
                                                           -------------       ------------       -----------        ----------
Cash and short-term investments
   at end of period                                         $     23,221        $    60,099        $   23,221        $   60,099
                                                           -------------       ------------       -----------        ----------
                                                           -------------       ------------       -----------        ----------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Goldcorp Inc. - 1997 Third Quarter Results                          Page 12
---------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   GENERAL

     The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 1996. The unaudited consolidated financial statements include the financial statements of the Company and its subsidiaries. The Company accounts for its 60% undivided interest in the Golden Reward Mining Company Limited Partnership using the proportionate consolidation method of accounting.

     These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.


2.   REPORTING CURRENCY

     The Company has adopted the United States dollar as its reporting currency for its financial statements, commencing January 1, 1997.

     Comparative figures previously reported in Canadian dollars have been translated at the exchange rate in effect on January 1, 1997.

                              THIRD QUARTER REPORT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997

                 ----------------------------------------------
                                  GOLDCORP INC.
                 ----------------------------------------------

                GOLDCORP IS A NORTH AMERICAN BASED GOLD PRODUCER.
                  GOLDCORP'S SHARES ARE LISTED ON THE TORONTO,
                NEW YORK AND MONTREAL STOCK EXCHANGES.  ITS HEAD
                      OFFICE IS LOCATED IN TORONTO, CANADA.


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                                     MARKET FOR THE COMPANY'S
CORPORATE OFFICE:                    COMMON SHARES:

145 King Street West                 The Toronto Stock Exchange and
Suite 2700                              Montreal Exchange (G.A & G.B)
Toronto, Ontario                     New York Stock Exchange (GG.A & GG.B)
Canada    M5H 1J8                    Options traded on the Trans Canada Options
Telephone: (416)865-0326
Facsimile: (416)361-5741             Shares included in the TSE 200
Shareholder enquires: (800) 813-1412     and 300 indices
(Canada and United States)
Website:  www.goldcorp.com
Email: info@goldcorp.com

PRINCIPAL REGISTRAR AND              CO-REGISTRAR AND
TRANSFER AGENT:                      TRANSFER AGENT:

Montreal Trust Company of Canada     The Bank of New York
151 Front Street West                101 Barclay Street
Suite 800                            New York, New York   10286
Toronto, Ontario                     Telephone: (212) 815-2450
Canada   M5J 2N1                     Facsimile: (212) 815-3201
Telephone: (416) 981-9500
Facsimile: (416) 981-9800

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                           SIGNATURE

Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  GOLDCORP INC.


                                  By: /s/ Rolando C. Francisco
                                     -------------------------------
                                     Rolando C. Francisco
                                     President
                                     (Principal Financial and
                                     Duly Authorized Officer)

 Date:  November 14, 1997.